May 20, 2013

BY EDGAR TRANSMISSION

AND ELECTRONIC TRANSMISSION

David L. Orlic

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DSP Group, Inc.

Definitive Additional Soliciting Materials

Filed on May 13, 2013

File No. 001-35256

Dear Mr. Orlic:

In connection with the letter dated May 17, 2013 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced definitive additional soliciting materials, DSP Group, Inc., a Delaware corporation (the “Company”), is providing you with the following information and comments in response to the Comment Letter.

The relevant text of the Comment Letter has been included in this letter, and the numbering of the Company’s response set forth below corresponds to the numbering in the Comment Letter.

We believe that Our Nominees Will Better Serve Shareholders and the Company, page 37

1.	We note your response to prior comment 1, in which you acknowledge that these materials contain a misstatement regarding starboard’s prior relationship with Norman Rice II. Please revise your filing to correct this misstatement.

Response: On May 20, 2013, the Company filed an updated investor presentation without the misstatement relating to Norman Rice II with the Commission pursuant to a concurrent Current Report on Form 8-K and soliciting material pursuant to Rule 14a-12 under the Exchange Act of 1934, as amended.

David Orlic

Securities and Exchange Commission

May 20, 2013

Page Two

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Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at 011-972-99529699, or Bruce Mann and Jaclyn Liu, counsels to the Company at 415-268-7584 and 415-268-6722, respectively.

Very truly yours,

/s/ Dror Levy

Dror Levy

Chief Financial Officer

cc:	Bruce Mann, Esq., Morrison & Foerster LLP

Jaclyn Liu, Esq., Morrison & Foerster LLP